FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, September 29, 2009

FAIRFAX ANNOUNCES PREFERRED SHARE ISSUE

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it will issue in Canada 8 million Preferred Shares, Series C at a price of $25.00 per share, for aggregate gross proceeds of $200 million, on a bought deal basis to a syndicate of Canadian underwriters.

Holders of the Preferred Shares, Series C will be entitled to receive a cumulative quarterly fixed dividend yielding 5.75% annually for the initial five year period ending December 31, 2014.  Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 3.15%.

Holders of Preferred Shares, Series C will have the right, at their option, to convert their shares into Preferred Shares, Series D, subject to certain conditions, on December 31, 2014, and on December 31st every five years thereafter.  Holders of the Preferred Shares, Series D will be entitled to receive cumulative quarterly floating dividends at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 3.15%.

Fairfax has granted the underwriters an option, exercisable in whole or in part at any time up to 48 hours prior to closing, to purchase an additional 2 million Preferred Shares, Series C at the same offering price for additional gross proceeds of $50 million.

Fairfax intends to use the net proceeds of the offering to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.  The offering is expected to close on or about October 5, 2009.

Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated September 25, 2009, in respect of this offering with the applicable Canadian securities regulatory authorities. Details of this offering will be set out in the prospectus supplement, which will be available on the SEDAR website for the Company at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration.  The securities have not been and will not be registered under the United States Securities Act of 1933.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

               Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946